

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 24, 2011

Mr. Hongbo Cao
Chief Executive Officer
BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
5 Heyi Street
Dalian City, 116011 People's Republic of China

> **Re:** **BEFUT International Co., Ltd.**
> **Forms 10-K for the fiscal years ended June 30, 2010 and**
> **June 30, 2009**
> **Forms 10-Q for the periods ended December 31, 2010, September 30,**
> **2010, March 31, 2010, December 31, 2009 and September 30, 2009**
> **File No. 0-51336**

Dear Mr. Cao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010</u>

<u>General</u>

1. We note that you undertake to make certain revisions in future filings, such as in your response to comment 23 in our letter dated February 10, 2011. Please also ensure you make these revisions in your amendment to your Form 10-K for the fiscal year ended June 30, 2010.

Item 1. Business

Research and Development, page 8

2. We note your response to comment five from our letter dated February 10, 2011. Please tell us what consideration you gave in determining whether to file the Cooperation Agreement as an exhibit to your Form 10-K.

Corporate History and Structure, page 14

3. We note your response to comment seven from our letter dated February 10, 2011. Please expand your proposed revision to future filings to clarify your lack of equity ownership in Dalian Befut.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

4. We note your response to comment ten from our letter dated February 10, 2011. Your proposed revision to future filing disclosures did not address the cash flows, their forms, and any restrictions as they move through the various subsidiaries up to BEFUT. If all cash flows generated by Dalian Befut stay at the operating company level and are not transferred to BEFUT in whole or in part through transactions such as royalty payments, dividends, or intercompany loans, please show us how you will revise your future filings to make this clear. If applicable, please also describe the risks associated with maintaining all of your cash balances in the custody of Dalian Befut instead of in the custody of BEFUT International Co., Ltd. Please also explain if Chinese law prohibits the transfer of cash balances from Dalian Befut to BEFUT International Co., Ltd.

Critical Accounting Policies and Use of Estimates, page 39

5. Your response to comment 16 from our letter dated February 10, 2011 did not explain your standard payment terms with customers. You indicated in your response to comment 64 that you have provided longer credit terms for large customers. Please revise your future filings to disclose the credit terms you provide to your customers, explain the criteria you use to classify a customer as "large", and describe how the credit terms for "large" customers are different from the terms for your other customers. Please show us in your supplemental response what your future filing revisions will look like.

6. As a related matter, please tell us how much of the $1.7 million of receivables aged 1-2 years and the $150,000 of receivables aged more than two years as of June 30, 2010 have been collected subsequent to year-end. For any amounts that have not been

collected, please tell us how much of your allowance for doubtful accounts has been allocated specifically to those past due receivables.

7. We note your response to comment 17 from our letter dated February 10, 2011 and your plans to provide revised accounting policy disclosure in your financial statement footnotes. Please note that your critical accounting estimate disclosure is intended to supplement, not duplicate, the description of accounting policies already disclosed in the notes to your financial statements. Since your financial statements would look very different if Dalian Befut were not consolidated as a VIE, we continue to believe that your critical accounting policies section should also be revised in future filings to identify consolidation as a critical accounting policy. Your critical accounting policy discussion for consolidations should provide a comprehensive understanding of management's judgments as to how the contractual arrangements allow for consolidation of each of the entities described on page F-6 and explain the U.S. GAAP literature you relied on. Your critical accounting policy disclosure could be similar to explanations you provided in your response to comment 17. Please show us in your supplemental response what your future filing revisions will look like.

Item 10. Directors, Executive Officers and Corporate Governance

Audit Committee, page 43

8. We note your response to comment 22 in our letter dated February 10, 2011. In addition to your proposed revision, please also discuss why you do not have an audit committee financial expert serving on your board of directors, which acts as your audit committee. Refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

General

9. We note your response to comment 28 from our letter dated February 10, 2011. The schedule prescribed by Rule 12-04 must be filed when the restricted net assets (see Rule 4-08(e)(3)) of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant's proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.). In addition, it appears that BEFUT International Co., Ltd has equity interests in several subsidiaries such as Befut Nevada and Befut BVI.

Thus it appears that the parent only financial statements would, at a minimum, have assets and equity associated with its investment in these subsidiaries and/or noncontrolling interests associated with Dalian Befut. Please reconsider the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

10. We note your response to comment 29 from our letter dated February 10, 2011. Your current presentation of comprehensive income as presented in Annex A does not clearly indicate how you arrived at total comprehensive income since it appears to add other comprehensive income to net income attributable to BEFUT to arrive at total comprehensive income. To simplify the presentation, please consider revising to present a separate statement of consolidated comprehensive income as shown in ASC 810-10-55-4K. Please show us in your supplemental response what your future filing revisions will look like.

Consolidated Statements of Stockholders' Equity, page F-4

11. We note your response to comment 31 from our letter dated February 10, 2011. So that we may better understand your accounting for the capital contributions during 2009, please address the following:
   - Confirm, if true, that the firm which performed the valuations of the two patents received was an independent third party with no related party connections to the Company or the shareholders who donated the patents;
   - Please explain how the contribution of cash and intangible assets resulted in an increase in the shareholders' ownership of the Company. It does not appear that any additional shares of BEFUT International Co., Ltd. were issued in connection with the contributed cash and patents; and
   - We note that Mr. Cao and Mr. Li each own 45% of the equity of Befut BVI which directly owns 94% of the Company's stock. With reference to the relevant authoritative literature, please address the appropriateness of recording the contribution of the patents at their fair value rather than at their historical cost.

Consolidated Statements of Cash Flows, page F-5

12. We note your responses to comments 29 and 32 from our letter dated February 10, 2011. In light of the number of errors and omissions in your Consolidated Statements of Operations and Other Comprehensive Income, Consolidated Statements of Stockholders' Equity, and Consolidated Statements of Cash Flows that you have indicated you intend to correct in future filings, please provide us with your materiality analysis under SAB Topic 1:M demonstrating how you determined that the errors in your financial statements were neither quantitatively nor qualitatively material to any of the periods presented in your June 30, 2010 Form 10-K or to any

interim financial statements through December 31, 2010. Please also refer to SAB Topic 1:N.

13. We note your response to comment 34 from our letter dated February 10, 2011. It is unclear why an unrelated third party would agree to contribute a patent in exchange for ownership in the Company and then subsequently decide to relinquish his interest in both his ownership interest and the patent. Please tell us the circumstances surrounding both the contribution of the patent and the relinquishment of the ownership interest. Please also tell us if the third party was both granted ownership interests in the Company and relinquished those ownership interests during the same fiscal year. If not, please explain how your consolidated statement of stockholders' equity reflects both the granting and relinquishment of the third party's ownership interests.

Note 2 – Summary of Significant Accounting Policies, page F-7

14. We note your response to comment 45 from our letter dated February 10, 2011. Please revise your future filings to explain if two years is a standard time period for remittance of taxes in the PRC or if you were granted an extended payment period. If you were granted an extended payment period, please describe the circumstances surrounding this extension. Please show us in your supplemental response what your future filing revisions will look like.

15. We note your proposed revisions to your Consolidated Statements of Operations in response to prior comment 47 from our letter dated February 10, 2011. Please disclose the amount of land use right amortization excluded from cost of sales. In addition, please remove the caption "Income before operating expenses" as this implies a measure similar to gross profit.

16. We note your response to comment 48 from our letter dated February 10, 2011. It appears you have not retroactively adjusted your computations of EPS for all periods presented to reflect the change in capital structure due to your reverse stock split. Please refer to ASC 260-10-55-12 and show us your revised basic and diluted EPS calculations.

Note 5 – Loans to Unrelated parties, page F-11

17. We note your response to comment 49 from our letter dated February 10, 2011. Please quantify for us both the amount of outstanding loans to Dalian Chenglian Electrical Installation Engineering Co., Ltd. as of December 31, 2010, June 30, 2010 and June 30, 2009 as well as the amount of sales generated from this customer during those same periods. Considering that these loans were made to fund working capital requirements, please tell us how you determined that collectability of your receivables

from this customer were reasonably assured and therefore that it was appropriate to recognize revenue from this customer during the periods presented.

Note 6 – Advance Payments, page F-11

18. We note your response to comment 46 from our letter dated February 10, 2011. Please clarify for us the circumstances under which advance payments for land and equipment would be fully refundable to you, without penalty. If the advance payments are not refundable and are expected to be converted into long-lived assets (land and equipment), please tell us how you considered ASC 210-10-45-4(a) in determining it was appropriate to classify these advance payments as current assets.

Note 7 – Advance Payments, page F-11

19. We note your response to comment 50 from our letter dated February 10, 2011. Please revise your future filings to indicate if the progress targets were agreed upon with Dalian Haide at the time you made your advance payment. If the progress targets were not pre-determined at the time you made the advance payment, please disclose the process for determining when a progress target has been reached and therefore the related research and development costs are expensed. Please show us in your supplemental response what your future filing revisions will look like.

Note 9 – Intangible Assets, page F-12

20. We note your response to comment 51 from our letter dated February 10, 2011. Please revise your future filings to explain the basis for classifying land use rights within construction in progress as of June 30, 2009 if the land use right was not acquired until October 30, 2009. Please show us in your supplemental response what your future filing revisions will look like.

Note 15 – Income Taxes, page F-15

21. We note your response to comment 54 from our letter dated February 10, 2011. Please revise your future filings to better clarify what is meant by the reconciling line item titled "current year losses".

Note 20 – Supplemental Cash Flow Disclosures, page F-16

22. We note your response to comment 56 from our letter dated February 10, 2011. As previously requested, please confirm that you will revise your future filings to present interest expense separate from interest income on the face of your consolidated statement of operations and other comprehensive income. This was not addressed in the proposed revisions you provided in Annex A.

Note 21 – Subsequent Events, page F-16

23. We note your response to comment 57 from our letter dated February 10, 2011.
Please show us how you will revise your future filings to also disclose the following
as indicated in ASC 460-10-50-4:
- the current carrying amount of the liability, if any, for the your obligations under
the guarantee;
- the nature of any recourse provisions that would enable you to recover from third
parties any of the amounts paid under the guarantee; and
- the nature of any assets held either as collateral or by third parties that, upon the
occurrence of any triggering event or condition under the guarantee, you can
obtain and liquidate to recover all or a portion of the amounts paid under the
guarantee.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

24. Please address the above comments in your interim filings as well.

Note 1 – Organization and Nature of Business, page 8

25. We note your response to comment 61 from our letter dated February 10, 2011. So
that we may better understand your accounting for acquisition of equity interests in
Dalian Yuansheng and the increase in Dalian Yuansheng's registered capital, please
explain (with quantification of relevant amounts) how you have reflected these
transactions in your financial statements for the period ended December 31, 2010.

Note 11 – Trade Notes Payable, page 11

26. Please tell us and revise your future filings to disclose the maturity date(s) of the
promissory notes issued in connection with the acquisition of inventory and
equipment. Please similarly disclose the maturity dates for each of the short-term
bank loans described on pages 11 and 12 of your filing.

Note 13 – Loans From Unrelated Parties, page 12

27. We note your response to comment 62 from our letter dated February 10, 2011.
Please clarify for us if you have provided an extension of the due dates for these loans
past 15 days or if the unrelated parties subsequently paid the loans when they came
due. Considering the short-term nature of these loans, please separately quantify for
us in your supplemental response the aggregate amount of loans made to each
unrelated party during fiscal 2009, 2019 and the six months ended December 31,
2010.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Andrew P. Schoeffler, Staff Attorney at (202) 551-3748 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief

CC: Michael Peng, Esq., Pryor Cashman LLP
       Via facsimile to (212) 798-6318